Exhibit 99.1

FENNEC PHARMACEUTICALS ANNOUNCES FIRST QUARTER 2021 FINANCIAL RESULTS AND PROVIDES BUSINESS UPDATE

~ Fennec Remains on Track to Finalize and Resubmit the New Drug Application for PEDMARK™ to the U.S. Food and Drug Administration in the Second Quarter of 2021 ~

~ Company Has Approximately $27 Million in Cash and No Outstanding Debt ~

Research Triangle Park, NC, May 13, 2021 – Fennec Pharmaceuticals Inc. (NASDAQ:FENC; TSX: FRX), a specialty pharmaceutical company focused on the development of PEDMARKTM (a unique formulation of sodium thiosulfate) for the prevention of platinum-induced ototoxicity in pediatric patients, today reported its financial results for the first quarter ended March 31, 2021 and provided a business update.

“We remain on track to finalize and resubmit the New Drug Application for PEDMARKTM to the U.S. Food and Drug Administration in the second quarter of 2021. In a parallel path, we are continuing to work on our go-to-market strategy in preparation for the potential approval and commercial launch of PEDMARK,” said Rosty Raykov, chief executive officer of Fennec Pharmaceuticals.

Upcoming Investor Event

•	Annual Meeting of Shareholders – Fennec would like to invite shareholders to attend its Annual General Meeting on Tuesday, June 29, 2021 at 1:00 p.m. ET, which will be held online by visiting www.virtualshareholdermeeting.com/FENC2021.

Financial Results for the First Quarter 2021

•	Cash Position – Cash and cash equivalents were $26.7 million as of March 31, 2021. The decrease in cash and cash equivalents between March 31, 2021 and December 31, 2020, is the result of expenses related to the development and preparation of our New Drug Application (NDA) resubmission of PEDMARKTM and general and administrative expenses. The Company has no outstanding debt.
•	Research and Development (R&D) Expenses – R&D expenses were $2.4 million for the first quarter ended March 31, 2021 compared to $1.4 million for the same period in 2020. R&D expenses increased by $1.0 million for the three months ended March 31, 2021 over the same period in 2020 as the Company’s development activities increased in preparation for the NDA resubmission.
•	General and Administrative (G&A) Expenses – G&A expenses were $2.5 million for the first quarter ended March 31, 2021, compared to $2.4 million for the same period in 2020.
•	Net Loss – Net loss for the quarter ended March 31, 2021 was $4.7 million ($0.18 per share), compared to $3.8 million ($0.19 per share) for the same period in 2020.

Financial Update

The selected financial data presented below is derived from our unaudited condensed consolidated financial statements, which were prepared in accordance with U.S. generally accepted accounting principles. The complete unaudited condensed consolidated financial statements for the period ended March 31, 2021 and management's discussion and analysis of financial condition and results of operations will be available via www.sec.gov and www.sedar.com. All values are presented in thousands unless otherwise noted.

Unaudited Condensed Consolidated

Statements of Operations:

(U.S. Dollars in thousands except per share amounts)

	Three Months Ended
	March 31,	March 31,
	2021	2020

Revenue	$-	$-

Operating expenses:
Research and development	2,416	1,393
General and administrative	2,507	2,442

Loss from operations	(4,923)	(3,835)

Other (expense)/income
Unrealized gain on securities	182	-
Amortization expense	-	(17)
Other loss	(8)	(9)
Net interest income	16	35
Total other income, net	190	9

Net (loss)	$(4,733)	$(3,826)

Basic net (loss) per common share	$(0.18)	$(0.19)

Diluted net (loss) per common share	$(0.18)	$(0.19)

Fennec Pharmaceuticals Inc.

Balance Sheets

(U.S. Dollars in thousands)

	Unaudited March 31, 2021	Audited December 31, 2020
Assets
Cash and cash equivalents	$26,751	$30,344
Prepaid expenses	619	797
Other current assets	455	276
Total Assets	$27,825	$31,417

Liabilities and stockholders’ equity
Current liabilities	$2,892	$2,347
Total stockholders’ equity	24,933	29,070
Total liabilities and stockholders’ equity	$27,825	$31,417

Working Capital	Fiscal Year Ended
Selected Asset and Liability Data:	March 31, 2021	December 31, 2020
(U.S. Dollars in thousands)
Cash and cash equivalents	$26,751	$30,344
Other current assets	1,074	1,073
Current liabilities	(2,892)	(2,347)
Working capital	$24,933	$29,070

Selected Equity:
Common stock & APIC	$190,563	$189,967
Accumulated deficit	(166,873)	(162,140)
Stockholders’ equity	24,933	29,070

About PEDMARK™

Cisplatin and other platinum compounds are essential chemotherapeutic agents for many pediatric malignancies.  Unfortunately, platinum-based therapies cause ototoxicity, or hearing loss, which is permanent, irreversible and particularly harmful to the survivors of pediatric cancer.

In the U.S. and Europe, it is estimated that, annually, over 10,000 children may receive platinum-based chemotherapy.  The incidence of ototoxicity depends upon the dose and duration of chemotherapy, and many of these children require lifelong hearing aids. There is currently no established preventive agent for this hearing loss and only expensive, technically difficult and sub-optimal cochlear (inner ear) implants have been shown to provide some benefit. Infants and young children that suffer ototoxicity at critical stages of development lack speech language development and literacy, and older children and adolescents lack social-emotional development and educational achievement.

PEDMARK has been studied by cooperative groups in two Phase 3 clinical studies of survival and reduction of ototoxicity, The Clinical Oncology Group Protocol ACCL0431 and SIOPEL 6. Both studies have been completed. The COG ACCL0431 protocol enrolled childhood cancers typically treated with intensive cisplatin therapy for localized and disseminated disease, including newly diagnosed hepatoblastoma, germ cell tumor, osteosarcoma, neuroblastoma, and medulloblastoma.  SIOPEL 6 enrolled only hepatoblastoma patients with localized tumors.

The Marketing Authorization Application (MAA) for sodium thiosulfate (tradename PEDMARQSI) is currently under evaluation by the European Medicines Agency (EMA).  PEDMARK has received Breakthrough Therapy and Fast Track Designation by the FDA in March 2018.

About Fennec Pharmaceuticals

Fennec Pharmaceuticals Inc. is a specialty pharmaceutical company focused on the development of PEDMARK™ for the prevention of platinum-induced ototoxicity in pediatric patients.   Further, PEDMARK has received Orphan Drug Designation in the U.S. for this potential use. Fennec has a license agreement with Oregon Health and Science University (OHSU) for exclusive worldwide license rights to intellectual property directed to sodium thiosulfate and its use for chemoprotection, including the prevention of ototoxicity induced by platinum chemotherapy, in humans.  For more information, please visit www.fennecpharma.com

Forward Looking Statements

Except for historical information described in this press release, all other statements are forward-looking. Words such as “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “may,” “will,” or the negative of those terms, and similar expressions, are intended to identify forward-looking statements. These forward-looking statements include the Company’s expectations regarding its interactions and communications with the FDA, including the Company’s expectations and goals respecting the resolution the issues raised in the CRL and the Company’s plans to address them, and the anticipated timing of the Company’s finalization and filing of an NDA resubmission for PEDMARK.  Forward-looking statements are subject to certain risks and uncertainties inherent in the Company’s business that could cause actual results to vary, including such risks and uncertainties relating to the Company’s reliance on third party manufacturing, the risk that unforeseen factors may delay the resubmission of the NDA, the risks of delays in or failure to obtain FDA approval of PEDMARK, the risks relating to the Company’s and its manufacturer’s ability to adequately address the concerns identified in the CRL, the risk that the resubmission of the NDA to the FDA will not be satisfactory, that regulatory and guideline developments may change, scientific data and/or manufacturing capabilities may not be sufficient to meet regulatory standards or receipt of required regulatory clearances or approvals, clinical results may not be replicated in actual patient settings, unforeseen global instability, including political instability, or instability from an outbreak of pandemic or contagious disease, such as the novel coronavirus (COVID-19), or surrounding the duration and severity of an outbreak, protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by its competitors, the available market for the Company’s products will not be as large as expected, the Company’s products will not be able to penetrate one or more targeted markets, revenues will not be sufficient to fund further development and clinical studies, the Company may not meet its future capital requirements in different countries and municipalities, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2020.  Fennec disclaims any obligation to update these forward-looking statements except as required by law.

For a more detailed discussion of related risk factors, please refer to our public filings available at www.sec.gov and www.sedar.com.

For further information, please contact:

Investors:

Robert Andrade

Chief Financial Officer

Fennec Pharmaceuticals Inc.

(919) 246-5299

Media:

Elixir Health Public Relations

Lindsay Rocco

(862) 596-1304

lrocco@elixirhealthpr.com